BIO-IMAGING TECHNOLOGIES, INC.
826 NEWTOWN-YARDLEY ROAD
NEWTOWN PA 18940-1721
September 10, 2007
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Washington, DC 20549
Re: Bio-Imaging Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No, 001-11182
Dear Ms. Jenkins:
Bio-Imaging Technologies, Inc. (the “Company”), is pleased to provide the following responses to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated August 10, 2007 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2006.
For your convenience, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.
Form 10-K for Fiscal Year Ended December 31, 2006
Financial Statements, page 27
1.	Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K. We note that your common stock is registered pursuant to Section 12(b) of the Exchange Act.
Response: We acknowledge the Staff’s comment that the required selected quarterly financial data was omitted from our Annual Report on Form 10-K, however, the Company has always filed its quarterly reports on Form 10-Q on a timely basis, the most recent being filed on August 9, 2007 for the quarter ended June 30, 2007. Furthermore, as all of the unaudited quarterly information that would be presented in the Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and 2005 is publicly available to shareholders, analysts and other potential investors, the Company does not believe that revising the Annual Report on Form 10-K in this instance materially influences the information available regarding the Company’s historical quarterly performance. As such, based on the above, the Company respectively requests not to revise the Annual Report on Form 10-K, however, in accordance with the Staff’s comment, the Company will add the selected unaudited quarterly financial data required by Item 302 of Regulation S-K in its Annual Report Form 10-K for the fiscal year ending December 31, 2007.
Report of Independent Registered Public Accounting Firm, page 28
2.	Please advise your independent accountant to revise their report to include the city and state of the office from which their report was issued, in accordance with Rule 2-02 of Regulation S-X.
Response:, We appreciate the Staff’s comment that the city and state (Philadelphia, Pennsylvania) of the office of our independent accountant issuing the report was omitted in the Annual Report on Form 10-K, however, the information is available in the Corporate Information section of the Company’s 2006 Annual Report which was provided to its shareholders of record at March 30, 2007 with the Proxy Statement as well as in Exhibit 23.1 (Consent of Independent Registered Public Accounting Firm) to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006. In accordance with the Staff’s comment, the Company will request its independent registered public accounting firm to include the city and state of the office issuing the report in its Annual Report on Form 10-K for the fiscal year ending December 31, 2007.
Statements of Income, page 30
3.	We note your disclosure of service revenues and reimbursement revenues. Please revise to separately present the costs attributable to each category of revenue. Refer to Rule 5-03 of Regulation S-X.
Response: The Company will separately present reimbursement costs (currently presented within cost of revenues) in its statement of income in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2007 and each subsequent report, and it will reclassify prior periods for comparative purposes. The Company respectively requests not to revise its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 since these costs are pass-through expenses and this reclassification has no impact on its operating income, net income or cash flows.
Notes to Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 34
4.	We note that direct costs incurred prior to the execution of a customer service contract are deferred until the related contract is executed. Please tell us what guidance you considered in your conclusion that it is appropriate to defer this expense until the related contract is executed. Revise your disclosure to describe each specific category of costs that are deferred and confirm that your policies with respect to the capitalization of such costs have been consistently applied during each period presented.
Response: In general, the outsourcing or contracts department of our pharmaceutical clients will send the Company some form of written notification, typically via e-mail , awarding the project to the Company based on the proposal and provide authorization to begin start-up activities. This is a common business practice in the clinical trials industry since timing of site set-up and patient recruitment is crucial to a trial’s success.
As noted by the Staff, the Company’s policy is to defer such incremental direct costs incurred at the outset of a customer service arrangement after receiving notification from the client, but prior to receiving a fully executed contract. The Company considered the guidance of SAB Topic 13.A.3f Question 3 (the “SAB Topic”) when establishing this accounting policy. The Company has disclosed its accounting policy election in its notes to the financial statements and has applied it consistently year on year. If an executed contract was not received, any deferred costs would be expensed. However, in all such cases, the Company has either received a signed executed contract from the customer and/or has been compensated in full for work done. The Company therefore believes that the deferred costs meet the definition of an asset under CON 6, “Elements of Financial Statements”, i.e., there is probable future economic benefit to be obtained by the Company as a result of a past transaction or event.
Costs deferred under our policy were as follows:

December 31,	December 31,
2006	2005
$31,500	$42,552
In accordance with the Staff’s comment, the Company will add additional disclosure regarding the category of deferred costs and the appropriate authoritative literature in its Annual Report on Form 10-K for the year ending December 31, 2007. The Company respectively requests not to revise its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 since we believe we have consistently applied the appropriate accounting treatment and appropriately disclosed our accounting policy election.
5.	Please revise your disclosure to discuss your revenue recognition policy for reimbursement revenues. Describe the typical nature of your contracts as they relate to payments received from your clients for reimbursable costs and tell us why you believe it is appropriate to present these amounts on a gross basis in accordance with EITF 99-19.
Response: The Company provides services that support the product development process of the pharmaceutical, biotechnology and medical device industries. The Company specializes in assisting its clients in the design and management of the medical-imaging component of clinical trials for all modalities. The Company also provides services which include the processing and analysis of medical images and the data-basing and regulatory submission of medical images, quantitative data and text.
The Company may, at the request of its clients, directly contract with and pay independent radiologists, referred to as Readers, who review the client’s imaging data as part of a clinical trial. The costs of the Readers are passed directly on to our clients for reimbursement (“Reader fees”). In addition to Reader fees, the Company also receives reimbursement from its clients for out-of-pocket expense (i.e. shipping costs, travel expenses, etc.) incurred in the image data collection process. The Company tracks these expenditures by customer and re-bill them in accordance with its customer contracts.
The Company evaluated the reimbursement of these costs under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) and concluded that they should be presented on a gross basis on the Income Statement for the following reasons:
•	The Company is the primary obligor with respect to contracting with radiologists and express shipping companies;

•	The Company has discretion in selecting radiologists and express shipping suppliers;

•	The Company has some latitude to help our clients establish pricing for the radiologists; and

•	The Company has credit risk for the amounts billed to the customer because it only receives reimbursement after the services have been rendered.
The Company does not perform part of the services being reimbursed, however, we believe that the weight of all the indicators set out in EITF 99-19 (which place an emphasis on the primary obligor criteria) support gross presentation. Furthermore, we also evaluated the indicators of net revenue reporting set out in paragraphs 15 to 17 of EITF 99-19 and we concluded that we did not satisfy those criteria because the Company is the primary obligor, doesn’t earn a fixed commission or mark-up on each reimbursed transaction and, as noted above, the Company has credit risk. These conclusions are consistent with the consensus reached by the EITF in EITF 01-14 “Income Statement Characterization of Reimbursements Received for “Out of Pocket” Expenses Incurred”.
In accordance with the Staff’s comment, the Company will add additional disclosure regarding the revenue recognition policy for reimbursement revenues in its Annual Report on Form 10-K for the year ending December 31, 2007 and respectively requests not to revise its Form 10-K for the fiscal year ended December 31, 2006.
Foreign Currency Translation, page 36
6.	We note that you consider the US Dollar to be the functional currency of your foreign subsidiaries, We also note that the operating costs for your facility located in the Netherlands are primarily denominated in Euros. Please tell us how you determined that the US Dollar is the functional currency for your foreign subsidiaries, in accordance with paragraphs 5-10 of SFAS 52. With respect to your operations in the Netherlands, explain how you initially determined that the functional currency was the US Dollar, and whether there have been significant changes in economic facts and circumstances that would indicate that the functional currency of the subsidiary may have changed.
Response: As of December 31, 2006, the Company had three subsidiaries, Oxford Bio-Imaging Research, Inc., a US-based company, Bio-Imaging Technologies Holdings B.V., and Bio-Imaging Technologies B.V., companies incorporated in the Netherlands.
The Company initially determined that the functional currency for its Netherlands operation was the US Dollar based on an evaluation of the economic factors set out in Appendix A, paragraph 42 of SFAS 52, specifically:
•	Sales price and market indicators — all sales contracts with European customers were denominated in the US Dollar, the parent company’s currency;

•	Expense indicators — The Netherlands operation was started with ex-patriots from the parent company so the primary costs at inception was the parent company’s currency;

•	Cash flow and Financing indicators — cash flows of the Netherlands operation directly impacted the cash flows of the parent company as the financing of the Netherlands operation’s expenses and liabilities was primarily provided by the parent company by purchasing Euros with US Dollars and entering into cash currency hedges; and

•	Intercompany transactions and arrangement indicators — there was a high volume of intercompany transactions with an extensive interrelationship between the Netherlands operations and the parent company.
Based on the above factors, the foreign operations were deemed to be a direct extension of the parent’s operations. Consequently, the parent’s function currency of the US Dollar was determined to be the functional currency of the Netherlands operation.
The Company has periodically monitored the economic facts and circumstances that led to the initial conclusion that the functional currency of the Netherlands operation was the US Dollar for any significant changes that might indicate that the functional currency of the Netherlands operation had changed. The Company concluded that as of December 31, 2006 that, based upon the then current economic facts and circumstances, a change to the functional currency was not justified at that time. The Company’s most recent re-evaluation was performed in connection with its second quarter close for the quarter ended June 30, 2007. Again, the Company evaluated the economic factors set out in Appendix A, paragraph 42 of SFAS 52, specifically:
•	Sales market indicators — the Company began accepting client contracts denominated in Euros in 2005, however, just three percent of sales were in Euros in 2005 and nine percent in 2006. For the six months ended June 30,

2007, 14% of our sales are denominated in Euros, and are primarily served by our Netherlands operation. The Company estimates that Euro denominated sales may exceed 20% in 2008;
•	Expense indicators — The costs of the Netherlands operations has been below 15% of the total costs of the Company and the Company estimates that the Euro denominated costs may exceed 20% in 2008;

•	Cash flow and financing indicators — the financing of the Netherlands operation is now predominantly in Euros and the Netherlands operation generates sufficient Euros to meet its Euro denominated expenses and less directly affects the cash flows of the parent company. The last Euro cash flow currency hedge expired in March 2007 and the Company stopped purchasing Euros to fund the Netherlands operations in the 2nd quarter of 2007; and

•	Intercompany transactions and arrangement indicators — there is still a high volume of intercompany transactions under our transfer pricing arrangements, however, the interrelationship between the Netherlands operations and the parent company is less extensive than when the Netherlands operation was originally established.
Based on the above factors, and after discussing it with the Company’s Audit Committee, the Company concluded that, effective July 1, 2007, the functional currency of its Netherlands operation is the Euro.
Item 9A — Controls and Procedures, page 50
7.	We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:
•	We note that you performed an evaluation of the effectiveness of the disclosure controls as of a date within 90 days of the filing of your Form 10K, while the requirement is to perform the evaluation as of the end of the period covered by the report.

•	We note that the references to the Exchange Rules are incorrect.

•	We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised to either include the entire definition, along with a clear conclusion regarding effectiveness with respect to each component, or to eliminate the partial definition.
Please revise your filing to address each of the matters noted above, or confirm that you will do so in future filings.
Response: In accordance with the Staff’s comment, the Company will revise its future filings to address each of the matters noted above. The Company will include the following language for its Annual Report on Form 10-K for December 31, 2007:
“Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures. Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, our President and Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal accounting and financial officer) have concluded that our disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner for the period covered by this report; and (ii) information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.
Changes in internal control over financial reporting. There were no changes in our internal controls over financial reporting in the fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.”
In addition, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Commission comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes that the above responses will be acceptable to the Staff. Please do not hesitate to contact me at (267) 757-3189 should you have any questions regarding the foregoing. Thank you for your time and attention.

Very truly yours,

/s/ Ted I. Kaminer
Ted I. Kaminer
Senior Vice President and Chief Financial Officer

cc:	Bio-Imaging Technologies, Inc. Mark L. Weinstein, President and Chief Executive Officer Morgan, Lewis & Bockius LLP Emilio Ragosa, Esquire